[Letterhead]

July 29, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Service

Re:	Cube Thematic Alternatives Fund (the “Registrant”)

File No. 811-23006

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registrant’s Initial Form N-2, filed on October 30, 2014, with respect to the Cube Thematic Alternatives Fund (the “Fund”), a series of the Registrant.

The N-2 was not declared effective by the Securities and Exchange Commission. Subsequent to the filing, the Registrant decided not to go forward with the offering of the Fund as a series of the Registrant. The Registrant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Please call Brian F. Link from State Street Bank and Trust Company at (617) 662-1504 if you have any questions with respect to this request.

Sincerely,

/s/ Michael Williams

Michael Williams

Secretary of the Registrant

cc:	Brian F. Link, Esq., State Street Bank and Trust Company

Bryan Chegwidden, Esq., Ropes & Gray LLP